Exhibit 99.1

Sun Life announces election of directors

TORONTO, May 10, 2024 /CNW/ - Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced that the 11 nominees listed in the management information circular dated March 15, 2024 were elected as directors of the Company. The detailed results of the vote held yesterday at its annual meeting of common shareholders are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Deepak Chopra	312,237,106	99.3%	2,179,278	0.7%
Stephanie L. Coyles	309,330,938	98.4%	5,086,091	1.6%
Ashok K. Gupta	313,049,468	99.6%	1,366,916	0.4%
M. Marianne Harris	310,049,477	98.6%	4,367,552	1.4%
David H. Y. Ho	311,484,515	99.1%	2,931,869	0.9%
Laurie G. Hylton	313,833,622	99.8%	583,407	0.2%
Helen M. Mallovy Hicks	313,847,855	99.8%	569,174	0.2%
Marie-Lucie Morin	313,107,785	99.6%	1,309,244	0.4%
Joseph M. Natale	313,790,735	99.8%	625,649	0.2%
Scott F. Powers	309,264,817	98.4%	5,151,567	1.6%
Kevin D. Strain	314,043,880	99.9%	372,504	0.1%

The voting results on all matters voted at the annual meeting of common shareholders will be available on www.sunlife.com and through Canadian and U.S. securities regulators at www.sedarplus.ca and www.sec.gov, respectively.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2024, Sun Life had total assets under management of $1.47 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	David Garg
Director	Senior Vice-President, Capital
Corporate Communications	Management and Investor Relations
T. 226-751-2391	T. 416-408-8649
krista.wilson@sunlife.com	david.garg@sunlife.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/sun-life-announces-election-of-directors-302142675.html

SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2024/10/c4219.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 16:01e 10-MAY-24